

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2010

George Feldenkreis, Chairman and Chief Executive Officer
Perry Ellis International, Inc.
3000 N.W. 107th Avenue
Miami, FL 33172

> **Re: Perry Ellis International, Inc.**
> **Form 10-K**
> **Filed April 13, 2010**
> **File No. 000-21764**

Dear Mr. Feldenkreis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K, filed April 13, 2010

Selected Financial Data, page 27

1. To the extent your Senior Credit Facility described on page 37 defines EBITDA differently that the measure presented on page 27, please describe the differences in the definitions of EBITDA.

Management's Discussion and Analysis, page 28

2. We note that you estimate your portfolio of highly recognized brands together generated over $1.1 billion in annual retail sales. Please revise future filings to discuss separately revenues earned by others and revenues earned by your own operations rather than add them together. To the extent you disclose revenues earned by others, expand your discussion to describe the context for disclosing that amount and the reasons the disclosure is useful in understanding your own revenues.

3.   We note in the transcripts of your earnings conference calls on March 19, 2010 and May 20, 2010, that you quantified average transaction value and units per transaction, EBITDA as a percentage of revenue (with a target of 10%) and inventory turnover (with a target of five turns within a year). One of the principal objectives of MD&A is to give readers a view of the company through the eyes of management by providing an analysis of the business. Please tell us whether these measures represent key measures by which you manage your business, and if so, expand your MD&A to disclose and analyze your performance under these measures. Alternatively, tell us why that would not be material to an investor's understanding of your business. Refer to FRC 501.12.b.1. for additional guidance.

Quantitative and Qualitative Disclosures About Market Risk, page 40

4.   Please tell us how you considered the market risk exposure categories of foreign currency exchange rate risk and commodity price risk (e.g., cotton and petroleum) in presenting disclosures pursuant to Item 305 of Regulation S-K.

Exhibits, page 49

5.   We note that Exhibits 10.6, 10.8, 10.9, 10.17, 10.48 and 10.50 are missing exhibits, attachments or appendices to the exhibits. Please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K or advise.

Consolidated Statements of Cash Flows, page F-6

6.   We note that you begin the reconciliation of net income to net cash provided by (used in) operating activities with net income (loss) attributed to Perry Ellis International, Inc. Please revise future filings to begin the reconciliation with net income (loss).

DEF 14A, filed May 14, 2010

Compensation Discussion and Analysis, page 21

7.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Executive Compensation

Grants of Plan-Based Equity Awards, page 34

8.   We note the disclosure about the EMI Plan and the MIP Plan. Please explain why these grants are not included in the table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director